16002199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Section
APR 15 2016
Washington DC
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SEC FILE NUMBER
8-46310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Summit Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 S. Federal Highway, Suite 500
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Jacobs (561) 338-2761
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

401 East Las Olas Blvd, Suite 1800	Ft. Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JG

AKB

OATH OR AFFIRMATION

I, Steven C. Jacobs, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2015, and supplemental schedule as of December 31, 2015, pertaining to Summit Brokerage Services, Inc. (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date: 4/14/16

Title: EVP

Notary Public

SUSAN CAMACHO
Notary Public - State of Florida
Commission # FF 193601
My Comm. Expires May 22, 2019

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Operations
( )	(d)	Consolidated Statement of Cash Flows
( )	(e)	Consolidated Statement of Changes in Stockholder's Equity
( )	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Consolidated Statement of Financial Condition
( )	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CONTENTS

pwc

Report of Independent Registered Certified Public Accounting Firm

To Board of Directors of Summit Brokerage Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. (the "Company") and its subsidiaries at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 13, 2016

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 12,088,123
Fees and commissions receivable	1,445,000
Receivable from brokers dealers and clearing organizations	241,067
Other receivables, net of allowance of $190,924	1,159,775
Notes receivable, net of allowance of $173,744	1,114,022
Due from affiliates	27,045
Goodwill	500,714
Deferred tax assets, net	851,394
Other assets	1,595,527
TOTAL ASSETS	$ 19,022,667
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 3,769,874
Accrued expenses and accounts payable	2,876,656
Accrued compensation	498,109
Deferred revenue	40,000
Other liabilities	1,034,952
TOTAL LIABILITIES	8,219,591
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY	
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	$ -
Additional paid-in capital	14,041,912
Accumulated deficit	(3,238,836)
TOTAL STOCKHOLDER'S EQUITY	10,803,076
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,022,667

See notes to consolidated financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Summit Brokerage Services, Inc. ("SBS" or the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors as well as two Company-owned offices.

The Company is a wholly owned subsidiary of Summit Financial Services Group, Inc. ("SFSG"). SFSG is a wholly owned subsidiary of RCS Capital Corporation ("RCAP").

RCAP, together with certain of its subsidiaries, filed a pre-arranged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware on January 31, 2016.

RCAP has announced that:

- the purpose of the Chapter 11 filing is to improve RCAP's balance sheet and capital structure by significantly reducing its funded debt, eliminating existing equity and unsecured liabilities and disposing of certain non-core assets
- the RCAP-wide restructuring will be effected in two waves of filings:
  - the first wave filed on January 31, 2016 included RCAP and certain of its subsidiaries and proposed Debtor-in-Possession ("DIP") financing of $100 million which has been approved and funded. The DIP financing includes $15 million to provide funding to the non-debtor broker-dealer subsidiaries of RCAP to maintain their liquidity and capital, as well as an additional $15 million subject to lender approval, and $50 million to fund a retention program for the independent financial advisors of the non-debtor broker-dealer and registered investment advisor subsidiaries of RCAP, and
  - the second wave, which commenced on March 26, 2016, consisted of a streamlined "pre-packaged" bankruptcy filing for the holding companies for each of RCAP's broker-dealers, including SFSG, the parent of SBS, as well as certain other subsidiaries. RCAP intends that this will enable the holding companies of each broker-dealer to extinguish their guaranty of RCAP's first and second lien debt. RCAP has stated that all other liabilities of the holding companies will be unaffected and "ride through" the proceeding.

SBS was not included in either the first or second wave filing. However it is uncertain what, if any, impact the bankruptcy filings of the affiliated entities, including SFSG, could have on the business of SBS.

The Company is part of a network of companies, including other broker-dealers, acquired by RCAP during 2014 and 2015. The Company operates under its own brand and management but

with certain shared services with the other firms in the network, including Cetera Financial Group, Inc. ("CFG"). CFG allocates a portion of shared service expenses to the Company pursuant to an expense sharing agreement. In addition, CFG pays, and is reimbursed for, direct expenses incurred on behalf of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Summit Financial Group, Inc. (a registered investment advisor), and SBS Insurance Agency of Florida, Inc. (an insurance business) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $11,088,123 in cash balances as of December 31, 2015 that was in excess of the FDIC insured limits.

Fees and Commissions Receivable

Fees and commissions receivable includes amounts due directly from product sponsors related to the sale of mutual funds, alternative investments, fixed and variable annuities and other insurance products, as well as the provision of advisory services. The carrying value of the Company's financial instruments, including accounts receivable, are carried at amortized cost which approximates fair value.

Other Receivables

Other receivables primarily consist of other accrued revenue from product sponsors and accrued reimbursements.

Notes Receivable

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such

agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions. See Note 4 for more information.

Goodwill

Goodwill represents the amount by which the purchase price of the Company's 2003 acquisition of a branch office exceeded the fair value of the net tangible assets acquired. Goodwill, primarily financial advisor relationships, was recorded at its fair value at the completion of the acquisition. The Company annually reviews goodwill for impairment. For the year ended December 31, 2015, there was no such impairment.

Other Assets

Other assets primarily consist of prepaid expenses and property, plant and equipment.

Share-Based Compensation

RCAP grants restricted and other stock awards to certain employees under the RCS Capital Corporation Equity Plan (the "RCAP Equity Plan") which provides for the grant of stock options, restricted shares of RCAP's Class A common stock, restricted stock units, dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested. See Note 5 for more information.

On June 10, 2014, RCAP Holdings and RCAP Equity, LLC, as the holders of 68.97% of the combined voting power of RCAP's outstanding common stock, approved RCAP's 2014 Stock Purchase Program (the "Stock Purchase Program"). The Stock Purchase Program became effective on June 30, 2014. Subject to the terms and conditions of the Stock Purchase Program, Eligible Individuals had the opportunity to elect to purchase shares of Class A common stock and were automatically granted one warrant to purchase one share of Class A common stock for each three shares purchased. Each warrant granted gave the holder the right to purchase one additional share of Class A common stock at an exercise price equal to the purchase price per share purchased under the Program. The purpose of the Stock Purchase Program is to enable select employees, financial advisors and executive officers of RCAP and its subsidiaries to acquire proprietary interests in RCAP through the ownership of Class A common stock. See Note 5 for more information.

Income Taxes

As of December 31, 2015, the Company determined that it had no material uncertain tax positions that affected its financial position and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal tax examinations for years before 2012. See Note 6 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is still evaluating the impact of ASU 2014-09.

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for which their fair value is measured at net asset value using the practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value practical expedient. Instead, those disclosures would be limited to investments for which the entity has elected to estimate the fair value using that practical expedient. The final consensus will be effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. A reporting entity will apply the final consensus retrospectively. While the Company is still evaluating the impact of ASU 2015-07, it will not have an impact on the Company's financial condition because the update only affects disclosure requirements. ASU 2015-07 is not expected to have a significant impact on the Company's fair value disclosures as the Company currently has few investments for which their fair values are determined using net asset value.

In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Liabilities" (ASU 2016-01"). ASU 2016-01 amends the guidance on classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The final consensus will be effective for fiscal years beginning after December 15, 2017. Early adoption is not permitted. A reporting entity will apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption. The Company is still evaluating the impact of ASU 2016-01.

3. REVISION TO THE 2014 FINANCIAL STATEMENTS

The financial statements as of and for the year ended December 31, 2014, not presented herein, were revised to reflect the correction of errors related primarily to the timing of the write-off of certain deferred tax assets. The corrections impacted the following line items within the 2014 financial statements:

	As previously reported	Adjustment	As Revised
Statement of Financial Condition Impact			
Due from affiliates	2,147,244	(393,728)	1,753,516
Other receivables	957,021	51,323	1,008,344
Deferred tax assets	596,510	(50,929)	545,581
Total assets	20,181,865	(393,334)	19,788,531
Other liabilities	528,813	75,600	604,413
Total liabilities	7,590,236	75,600	7,665,836
Accumulated deficit	(4,078,668)	(468,935)	(4,547,603)
Total stockholder's equity	12,591,629	(468,935)	12,122,694

The revision is reflected within the opening balance of the accumulated deficit and stockholder's equity. This error was not material to the previously issued financial statements.

4. NOTES RECEIVABLE

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Payback promissory notes are extended primarily to financial advisors with the obligation to pay back the principal and accrued interest.

The forgivable promissory notes typically provide for the forgiveness of principal and accrued interest based on the advisor achieving certain length-of-service milestones with the Company. The Company amortizes the principal balance of the forgivable promissory notes over the contractual term of the notes. The Company intends to hold the notes for the term of the agreements.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's affiliation agreement with the Company, and any regulatory or legal action related to the representative.

The Company's notes receivable for the year ended December 31, 2015 were as follows:

	Forgivable loans	Payback loans	Total
Balance	1,161,199	126,567	1,287,766
Allowance	(84,617)	(89,127)	(173,744)
Balance, net	$ 1,076,582	$ 37,440	$ 1,114,022

5. SHARE-BASED COMPENSATION

RCAP Equity Plan

The RCAP Equity Plan provides for the grant of stock options, stock appreciation rights, restricted shares of Class A common stock, restricted stock units, dividend equivalent rights and other equity-based awards to individuals who are, as of the date of grant, employees of RCAP or its affiliates.Certain employees of the Company have been granted shares under the RCAP Equity Plan.

6. INCOME TAXES

The Company does not file separate federal tax returns or state tax returns (except where the filing of such returns on a separate basis is deemed appropriate); rather, its activity is included in the consolidated tax returns filed by RCAP for the year ended December 31, 2015. A consolidated federal tax return will be filed by RCAP for the year ended December 31, 2015. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis. As a result of the aforementioned, any federal income taxes receivable/payable are recorded within the intercompany receivable under the caption "Due from affiliates". State current taxes payable/ receivable are recorded as a component of "Accrued expenses and accounts payable" reflected on the statement of financial condition.

Deferred income tax assets (liabilities) result from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. The components of the deferred income taxes as of December 31, 2015 were as follows:

Deferred tax assets		
Bad debt	$	244,122
AMT credit carryforwards		219,233
Legal reserve		208,888
Deferred compensation liabilities		179,918
Goodwill		83,956
State tax		48,989
State net operating loss carryforwards		23,416
Other		28,101
Total deferred tax assets	$	1,036,623
Deferred tax liabilities		
Insurance recoverable	$	(130,803)
Depreciation		(54,426)
Total deferred tax liabilities	$	(185,229)
Net deferred tax asset	$	851,394

The Company believes that, as of December 31, 2015, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2015.

As of December 31, 2015, the Company had federal net operating loss carry forwards of $5,888,915 resulting from windfall tax benefits which begin to expire in 2034. The federal net operating loss carry forwards have not been recorded on the balance sheet.

As of December 31, 2015, the Company had state net operating loss carryforwards of $415,377 which begin to expire in 2034.

The Company files tax returns in the U.S. federal jurisdiction and State of Florida jurisdiction. The Company's federal and state income tax returns are open to audit under the statute of limitations for 2012 to 2014.

7. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program.

8. RELATED PARTY TRANSACTIONS

Both RCAP and CFG allocate a portion of their corporate overhead - including personnel, professional, consulting, dues and subscriptions, marketing and advertising, insurance, and travel expenses to the Company. In addition, CFG pays, and is reimbursed for, direct expenses incurred on behalf of the Company.

At December 31, 2015, the Company owed $76,545 to RCAP, which amount was included in accrued expenses and accounts payable.

At December 31, 2015, the Company owed $848,011 to CFG, which amount was included in accrued expenses and accounts payable. Corporate overhead allocations from CFG are charged to Summit pursuant to an expense sharing agreement. Allocable CFG overhead costs include those related to personnel, human resources, technology, meetings, integrations, risk management, advisor growth, brokerage operations, and marketing. The amount of the allocation is based on a number of different factors, including assets under management, number of clients, number of financial advisors and number of full time employees.

All intercompany corporate overhead allocations are recorded because of transactions and agreements with affiliates, and may not be the same as those recorded if the Company was not affiliated with either RCAP or CFG.

CFG is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the entering into of a bonus agreement, between the financial advisor and the Company, providing for the payment to the advisor of bonuses based the attainment of certain production targets.

The Company earns commission and marketing reallowance revenue from entities under common control from the sale of non-publicly traded Real Estate Investment Trusts and Business Development Companies.

At December 31, 2015, the Company had receivables from all RCAP affiliates totaling $27,045 included in due from affiliates in the statement of financial condition.

9. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. The following table shows the future annual minimum rental payments due:

		Year Ended December 31,
2016	$	438,118
2017		297,862
Total	$	735,980

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of its business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such

matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no cases that are "reasonably possible" for which the Company has determined it is not capable of providing a reasonable estimate of the individual losses. These matters are generally arbitrations or other matters brought against the Company.

Clearing broker - Under the clearing arrangements with the clearing brokers, the Company is required to maintain certain minimum levels of net capital. At December 31, 2015, the Company complied with all such requirements.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or $1/15^{th}$ of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2015, the Company had net capital of $5,599,095, which was $5,349,095 in excess of required net capital of $250,000.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing

broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events of the Company for recognition and disclosure through April 13, 2016, the date the consolidated financial statements were available to be issued, noting no additional events warranting disclosure other than those previously disclosed.

* * * * * *